UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-37385

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Vincent Wenbin Qiu
Name:	Vincent Wenbin Qiu
Title:	Chief Executive Officer

Date: August 28, 2026

Exhibit Index

Exhibit 99.1 — Grant of Restricted Share Unit Awards

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, business trends, growth strategies, operating efficiencies, margin expansion, store openings, brand performance, technology and automation initiatives, and outlook for future periods are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Baozun and the industries in which it operates. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to risks and uncertainties relating to macroeconomic and consumer spending conditions, Baozun’s ability to grow and manage its e-commerce and brand management businesses, demand for its brand partners’ and managed brands’ products, competition, its ability to improve operating efficiency and profitability, its ability to manage inventory and working capital, the pace and effectiveness of its technology and automation initiatives, store expansion and offline retail execution, relationships with brand partners and other third parties, as well as Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date they are made.